1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

September 18, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John M. Ganley

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2
File Numbers 333-190602; 814-00891

Ladies and Gentlemen:

PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-190602) (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Fund, we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 12, 2013 from John M. Ganley, Senior Counsel, to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund. For your convenience, a transcription of the comments provided by the Staff of the Commission to the Fund regarding the Registration Statement is included in this letter, and each question or comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 1, as filed and marked to show the changes from the Registration Statement initially filed on August 13, 2013. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

PROSPECTUS

Prospectus Summary — Leverage (Page 2)

1.	This section states that the Fund expects to continue to use leverage to make investments. Please disclose the amount of leverage the Fund expects to use as a percentage of net assets and as a percentage of managed assets. Please also disclose that the Fund currently borrows from a Credit Facility.

Response:

As requested, the Company has revised the disclosure under the heading “Prospectus Summary—Leverage” to disclose the amount of leverage the Fund expects to use as a percentage of net assets and as a percentage of managed assets and that the Fund currently borrows under the Credit Facility.

United States Securities and Exchange Commission September 18, 2013 Page 2

Fees and Expenses — Example (Page 4)

2.	The example provides two lines showing the hypothetical costs of an investment, one assuming that the Fund’s 5% return is due entirely to realized capital gains. Currently, the captions for both lines are the same. Please consider adding parentheticals to the captions to indicate that one assumes all returns are due to realized capital gains.

Response:

As requested, the Fund has revised the example to the fees and expenses table to include parentheticals to the captions to indicate that one assumes all returns are due to realized capital gains.

GENERAL COMMENTS

3.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:

The Fund acknowledges the Staff’s comment and has made conforming changes throughout the Registration Statement where appropriate.

4.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

The Fund respectfully submits that Amendment No. 1 is complete with the exception of the stockholder transaction fee information in the Fees and Expenses table and other information that may be omitted under the Securities Act because it is dependent on the public offering price of any offering of securities under the Registration Statement.

5.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

United States Securities and Exchange Commission September 18, 2013 Page 3

Response:

The Fund respectfully submits that it does not intend to omit information from the form of prospectus in reliance on Rule 430A under the Securities Act. Rather, the Fund supplementally advises the Staff that, in accordance with its undertaking pursuant to Item 34.4 of Form N-2 and Rule 430C under the Securities Act, it expects that information related to any offering of securities under the Registration Statement will be contained in a prospectus supplement that will be filed, together with the accompanying prospectus, in accordance with Rule 497 of the Securities Act (and deemed to be part of and included in the Registration Statement on the date it is first used after effectiveness).

6.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

The Fund supplementally informs the Staff that, although no exemptive or no-action relief has been requested with respect to the Registration Statement, the Fund has an exemptive application under review with the Staff regarding a co-investment program.

7.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:

The Fund acknowledges the Staff’s comment.

8.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Fund acknowledges the Staff’s comment and advises that Staff that all persons who are responsible for the accuracy and adequacy of the disclosure in the Fund’s filings with the Commission have confirmed that the Registration Statement provides all information investors require for an informed decision.

* * * * * * * * * *

United States Securities and Exchange Commission September 18, 2013 Page 4

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann by telephone at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Arthur H. Penn, PennantPark Floating Rate Capital Ltd.
Aviv Efrat, PennantPark Floating Rate Capital Ltd.